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                            September 22, 2022

       Dana Russell
       Chief Financial Officer
       Vivint Smart Home, Inc.
       4931 North 300 West
       Provo , UT 84604

                                                        Re: Vivint Smart Home,
Inc.
                                                            Form 10-K for the
Fiscal Year Ended December 31, 2021
                                                            Filed March 1, 2022
                                                            File No. 001-38246

       Dear Mr. Russell:

              We have limited our review of your filing to the financial statements and related disclosures and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

                                                        After reviewing your
response to these comments, we may have additional comments.

       Form 10-K for the Fiscal Year Ended December 31, 2021

       Management's Discussion and Analysis of Financial Condition and Results of Operations.
       Adjusted EBITDA, page 60

   1. We note that you are adjusting net loss by "Consumer financing fees" to arrive at Adjusted
                                                        EBITDA. Please tell us
the nature of the fees included in this adjustment, including your basis for reflecting
them as a reduction to revenue on your Consolidated Statements of
                                                        Operations.
Additionally, tell us your consideration of Question 100.04 of the
                                                        Compliance and
Disclosure Interpretations on Non-GAAP Financial Measures.
 Dana Russell
FirstName LastNameDana
Vivint Smart Home, Inc. Russell
Comapany 22,
September NameVivint
              2022    Smart Home, Inc.
September
Page 2    22, 2022 Page 2
FirstName LastName
       In closing, we remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

      You may contact Aamira Chaudhry at 202-551-3389 or Theresa Brillant at 202-551-
3307 with any questions.



                                                          Sincerely,

                                                          Division of
Corporation Finance
                                                          Office of Trade &
Services